Exhibit 1

Conference Call:	Today, February 8, at 11:00 a.m. ET
Dial-in numbers:	888/243-1681 (US and CAN) or 212/676-5293 (International)
Webcast:	www.madcatz.com (Select “Investors”)
Replay Information:	See release text

News Announcement	For Immediate Release

Contact:
Cy Talbot	Joseph Jaffoni, Purdy Tran
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
619/683-9830	212/835-8500 or mcz@jcir.com

MAD CATZ REPORTS RECORD FISCAL 2005

THIRD QUARTER FINANCIAL RESULTS

- Year-over-Year Net Income Increases 144% to $3.8 Million or $0.07 per Share on 25.9% Increase in Net Sales -

San Diego, California, February 8, 2005 — Mad Catz Interactive, Inc. (“Mad Catz”) (AMEX/TSX: MCZ), the world’s leading third party video game accessory provider, today announced record financial results for the fiscal third quarter and the nine-month period ended December 31, 2004.

Net sales for the third quarter ended December 31, 2004 increased 25.9% to $52.8 million from $42.0 million in third quarter of fiscal 2004. The net sales growth is consistent with the information provided by the Company in January. Gross profit for the quarter grew 39.0% to $13.4 million compared to $9.7 million in the same period of the prior year. Gross profit margin for the fiscal 2005 third quarter was 25.4% compared to 23.0% in the fiscal 2004 third quarter. Selling and administrative expenses for the third quarter of fiscal 2005 were $6.9 million, an increase of 8.5% from $6.3 million in the same period of the prior year. Selling expenses in the fiscal 2005 third quarter increased 10.9% to $4.7 million from $4.2 million in the prior year third quarter. Administrative expenses in the fiscal 2005 third quarter were $2.2 million, a 3.5% increase from $2.1 million in the same period of the prior year. As a percentage of net sales, selling expenses decreased to 8.9% compared to 10.1% in the prior year third quarter and administrative expenses decreased to 4.1% compared to 5.0% in the fiscal 2004 third quarter. Income before taxes for the quarter ended December 31, 2004 was $5.8 million compared to income before taxes of $2.6 million in the prior year third quarter. For the quarter ended December 31, 2004, the Company reported net income of $3.8 million, or $0.07 per basic and diluted share, compared to net income of $1.6 million, or $0.03 per basic and diluted share, in the same period of the prior year. EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the quarter ended December 31, 2004 was $6.7 million compared to EBITDA of $3.2 million for the quarter ended December 31, 2003. A reconciliation of EBITDA to the Company’s net income on a GAAP basis is included in the financial tables accompanying this release.

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Mad Catz Interactive, 2/8/05	page 2

Net sales for the nine months ended December 31, 2004 were $90.2 million, an increase of 11.3% from $81.1 million in the same period of the prior year. Gross profit for the current nine-month period increased 26.0% to $23.0 million from $18.2 million in the same period of fiscal 2004. Selling and administrative expenses for the current nine-month period were $14.6 million, a decrease of 3.7% from $15.2 million in the same period of fiscal 2004. Selling expenses decreased to $9.1 million or 10.1% of net sales for the nine months ended December 31, 2004 from $9.4 million or 11.6% of net sales for the nine months ended December 31, 2003. Administrative expenses were $5.5 million or 6.1% of net sales for the nine months ended December 31, 2004 compared to $5.8 million or 7.1% of net sales for the nine months ended December 31, 2003. Income before taxes for the current nine-month period was $6.0 million compared to $0.8 million in the same period of fiscal 2004. The Company reported net income for the nine months ended December 31, 2004 of $3.7 million or $0.07 per basic and diluted share compared to net income of $0.4 million or $0.01 per basic and diluted share for the nine months ended December 31, 2003. For the nine months ended December 31, 2004, EBITDA grew to $8.2 million from EBITDA of $2.8 million in the same period of the prior year.

Fiscal 2005 Third Quarter Highlights:

•	Net income increased 143.7% to $3.8 million from $1.6 million.

•	Continued worldwide sales growth:

•	U.S. sales increased 27.9% to $42.9 million from $33.5 million.

•	European sales were up 4.2% to $4.6 million from $4.5 million.

•	Canadian sales grew 67.3% to $5.3 million from $3.1 million.

•	Fiscal 2005 gross profit margin improvements continued in the third quarter and gross profit margin increased to 25.4% from 23.0% in the prior year third quarter.

•	Selling and administrative expenses grew 8.5%, on 25.9% higher net sales.

•	New product introductions consistent with Mad Catz’ strategy of broadening its product portfolio to adjacent categories:

•	Published “MC Groovz Dance Craze” Dance Game, the first dance game released on the Nintendo Game Cube™ system and Mad Catz’ first software title.

•	Introduced three licensed video game accessory bundles, released in conjunction with The Incredibles, a Walt Disney Pictures presentation of a Pixar Animation Studios film.

•	Introduced wireless versions of popular MicroCON™ line of “micro” sized controllers.

•	Launched LiveCon™ controllers for Xbox Live™.

•	Shipped previously announced new Nintendo DS™ accessory line.

•	Announced a multi-year license agreement with the NFL to produce customized NFL team controllers.

Commenting on the results, Darren Richardson, President and CEO of Mad Catz Interactive, Inc., stated, “Mad Catz’ record third quarter reflects strength in virtually all financial measures including top line sales growth, gross margin gains, and selling and administrative expenses that, while higher, were lower as a percentage of net revenue than in the prior year. These factors contributed to our record operating profits and year-over-year net income growth of 144%. Despite console hardware shortages this holiday season, Mad Catz generated a 26% sales increase over the third quarter of fiscal 2004 as we had the right products for our extensive retail distribution channels. With the successful launch of several new core accessory products, new licensing agreements and introductions in adjacent categories including the Nintendo DS accessories and the Company’s first published software game, we made

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Mad Catz Interactive, 2/8/05	page 3

significant progress in diversifying our sources of revenue. Our goal of generating consistently profitable results is being realized as we continue to maintain healthy gross margins and manage operating and other expenses.

“Our operating results also reflect the benefit of the actions taken recently to profitably manage the business during the continuously evolving transitions of the video gaming industry. For example, our decision to build inventory earlier this year to capitalize on sales opportunities and to guard against external supply chain issues proved to be a correct and timely initiative. However, even with the earlier build, we incurred some additional transportation costs in the form of airfreight expense, to meet the aggressive launch of certain new products and to support the demands and expectations of our retail customers.

“We believe Mad Catz’ strong third quarter results have validated the growth and profit initiatives implemented over the past year, and believe our strategy of tightly monitoring the operational and expense side, while complementing our core accessory business with a broadening product portfolio and growing number of new license agreements, will be important factors in driving Mad Catz’ future success. We will continue with these efforts, as well as focus on improving our operational execution, supporting customer relationships and identifying and bringing to market new products and revenue streams that will support the Company’s growth and profit objectives in the months and years to come.”

The Company will host a conference call and simultaneous webcast today February 8, 2005, at 11:00 a.m. ET. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for 2 days via telephone at 800/633-8284 (reservation # 21225813) or, for International callers, at 402/977-9140.

About Mad Catz

Mad Catz (www.madcatz.com), designs, develops, manufactures, and markets a full range of high quality, competitively priced accessories for video game systems and is an integrated publisher of interactive entertainment games and software, including the industry leading GameShark brand of video game enhancements. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through most leading retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

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Mad Catz Interactive, 2/8/05	page 4

Safe Harbor for Forward Looking Statements:

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “should,” “plan,” “goal,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; delays in the Company’s ability to obtain products from its manufacturers in China as a result of the current slow-down at the shipping ports in Southern California; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

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Mad Catz Interactive, 2/8/05	page 5

MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, US$)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
		(as restated)		(as restated)
Net sales	$52,844,459	$41,981,667	$90,233,187	$81,075,085
Cost of sales	39,398,156	32,306,176	67,249,466	62,836,304

Gross profit	13,446,303	9,675,491	22,983,721	18,238,781
Expenses (income):
Selling expenses	4,688,700	4,227,223	9,113,391	9,377,459
Administrative expenses	2,162,754	2,089,165	5,483,282	5,780,441
Stock-based compensation	82,435	74,555	250,870	147,938
Interest expense	381,413	292,012	839,113	1,035,013
Depreciation and amortization	467,902	312,278	1,396,414	936,661
Other income	(152,092)	(19,143)	(182,501)	(76,934)
Foreign exchange loss	6,873	62,893	131,183	217,721

	7,637,985	7,038,983	17,031,752	17,418,299

Income before income taxes	5,808,318	2,636,508	5,951,969	820,482
Income tax expense	2,025,283	1,084,426	2,224,874	387,368

Net income	$3,783,035	$1,552,082	$3,727,095	$433,114
Accumulated deficit, beginning of period	(15,369,947)	(17,284,388)	(15,314,007)	(15,903,579)
Adjustment for the adoption of fair value method of accounting for stock options	—	—	—	(261,841)

Accumulated deficit, end of period, as restated	$(11,586,912)	$(15,732,306)	$(11,586,912)	$(15,732,306)

Net income per share:
Basic	$0.07	$0.03	$0.07	$0.01

Diluted	$0.07	$0.03	$0.07	$0.01

Weighted average number of common shares outstanding:
Basic	53,462,716	53,293,804	53,462,716	53,235,853

Diluted	53,540,476	54,125,770	53,495,794	54,068,075

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Mad Catz Interactive, 2/8/05	page 6

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets (US$)

(unaudited)

	December 31,	March 31,
	2004	2004
Assets
Current assets:
Cash	$3,188,367	$1,728,233
Accounts receivable	40,805,221	17,039,082
Inventories	25,549,631	16,848,237
Prepaid expenses and deposits	912,266	1,489,261
Future income tax assets	2,764,722	2,764,722

	73,220,207	39,869,535
Future tax assets	281,504	281,504
Capital assets	1,597,014	1,565,834
Intangible assets	3,638,869	4,242,196
Goodwill	21,672,708	19,963,731

Total assets	$100,410,302	$65,922,800

Liabilities and Shareholders’ Equity
Current liabilities:
Bank loan	$27,286,573	$15,181,863
Accounts payable and accrued liabilities	28,830,801	13,713,250
Accrued taxes payable	2,438,322	971,136

	58,555,696	29,866,249
Shareholders’ equity:
Capital stock	46,664,392	46,413,522
Cumulative translation adjustment	6,777,126	4,957,036
Accumulated deficit, as restated	(11,586,912)	(15,314,007)

Total shareholders’ equity	41,854,606	36,056,551

Total liabilities and shareholders’ equity	$100,410,302	$65,922,800

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Mad Catz Interactive, 2/8/05	page 7

MAD CATZ INTERACTIVE, INC.

Supplementary Data (US$)

(unaudited)

Change in Accounting Policy

Effective April 1, 2004, the Company adopted, on a retroactive basis, certain transitional provisions of The Canadian Institute of Chartered Accountants’ recommendations regarding the accounting for stock-based compensation. The Company has restated its financial statements for the retroactive application of these provisions. The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2004 – Q1	reduction of $	32,651
Fiscal 2004 – Q2	reduction of $	40,732
Fiscal 2004 – Q3	reduction of $	74,555
Fiscal 2004 – Annual	reduction of $	194,891
Fiscal 2003 – Annual	reduction of $	261,841

Geographical Sales Data

The Company’s sales are attributable to the following countries:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
Sales
United States	$42,864,039	$33,506,903	$73,885,845	$64,098,937
International	4,725,915	5,335,782	8,116,122	11,415,720
Canada	5,254,505	3,138,982	8,231,220	5,560,428

	$52,844,459	$41,981,667	$90,233,187	$81,075,085

EBITDA Reconciliation

EBITDA represents net income plus interest, taxes, depreciation and amortization.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
		(as restated)		(as restated)
Net income	$3,783,035	$1,552,082	$3,727,095	$433,114
Adjustments:
Interest expense	381,413	292,012	839,113	1,035,013
Income tax expense	2,025,283	1,084,426	2,224,874	387,368
Depreciation and amortization	467,902	312,278	1,396,414	936,661

EBITDA	$6,657,633	$3,240,798	$8,187,496	$2,792,156

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Mad Catz Interactive, 2/8/05	page 8

EBITDA represents net income plus interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe, however, that in addition to the performance measures found in our financial statements, EBITDA is a useful financial performance measurement for assessing our Company’s operating performance. Our management uses EBITDA as a measurement of operating performance in comparing our performance on a consistent basis over prior periods, as it removes from operating results the impact of our capital structure, including the interest expense resulting from our outstanding debt, and our asset base, including depreciation and amortization of some of our assets.

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